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                            June 29, 2021

       John Chen
       Executive Chairman
       FGI Industries Ltd.
       906 Murray Road
       East Hanover, NJ 07869

                                                        Re: FGI Industries Ltd.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed June 6, 2021
                                                            CIK No. 0001864943

       Dear John Chen:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted June 6, 2021

       Prospectus Cover Page, page i

   1. Please tell us how you determined you are smaller reporting company. Refer to Item
                                                        10(f)(1) of Regulation
S-K.
       Prospectus Summary
       Risks Related to Our Ordinary Shares and this Offering, page 6

   2. We note your disclosure that Foremost Group Ltd. holds a significant majority of voting power and will be able
to exert significant control over you. Please disclose here the percentage of the
voting power of Foremost Group Ltd. following the offering. Please also disclose Liang Chou
Chen's indirect majority ownership of Foremost.
 John Chen
FirstName  LastNameJohn Chen
FGI Industries Ltd.
Comapany
June       NameFGI Industries Ltd.
     29, 2021
June 29,
Page 2 2021 Page 2
FirstName LastName
The Offering, page 9

3. Please revise this section to indicate the percentage of shares that will be held by insiders and your affiliates, and the percentage of shares that will be held by public investors. Please also revise to include disclosure on the cover page that indicates the percentage of shares that will be held by public investors following the offering.
Our ability to grow and compete in the future will be adversely affected if adequate capital is not available to us , page 14

4.       Please disclose the amount of your indebtedness.
We are dependent on third-party suppliers., page 16

5. You disclose that you are dependent principally on one large supplier. Please disclose this supplier and the material terms of your agreement with them and file the agreement as an exhibit to your registration statement. In the alternative, please explain why you are not required to do so. See Item 101(h)(4)(v) of Regulation S-K. Management, page 58

6. For each of your directors, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion they should serve as a director for your company, in light of your business and structure.
Director Independence, page 59

7. Please provide the basis for your determination that David Bruce and John Chen are independent directors pursuant to the definition of independence under the Nasdaq corporate governance rules. Your response should include an explanation of their roles as
         Chief Executive Officer and President, and former Executive Vice President of Corporate
         Development for FGI Industries, respectively. To the extent they are not independent directors, please add a risk factor that addresses the risk that is inherent in your board being non-independent.
Note 1 - Nature of business and organization, page F-7

8. Pursuant to Question 1 of SAB Topic 1.B.1, confirm that your historical financial statements reflect all expenses that your parent and its affiliates incurred on your behalf.
         Since agreements with related parties are, by definition, not at arm
s length and may be
         changed at any time, also disclose, if practicable, management   s
estimate of what your
         expenses would have been on a stand-alone basis, that is, the cost that would have been incurred if you had operated as an unaffiliated entity. Please provide this disclosure for each year for which an income statement was required when such basis produced materially different results. We note, for example, your disclosure on page 55 that as a standalone company you "do not own any of our manufacturing facilities, but maintain
 John Chen
FirstName  LastNameJohn Chen
FGI Industries Ltd.
Comapany
June       NameFGI Industries Ltd.
     29, 2021
June 29,
Page 3 2021 Page 3
FirstName LastName
         ongoing production support from Foremost-owned manufacturing facilities." To the extent inventory will transition from being internally produced to purchased via supply agreements, a discussion of the impact on your operations may be required. See Question
         2 of SAB Topic 1.B.1.
Notes to Consolidated Financial Statements, page F-7

9. Please revise the notes to your financial statements to include the disclosures required by
         ASC 280-10-50, as applicable. If you have determined that you have a single reportable segment, disclose that fact and the basis for your conclusion, including a discussion of whether your different revenue streams represent separate operating segments. If operating segments have been aggregated, please tell us the basis for such aggregation and also tell us your consideration of the disclosure requirements in ASC 280-10-50-21. In your response, specifically address how your monitoring of "the profitability of each product line," as disclosed on page 40, impacted your operating and reportable segment assessments.
Reorganization, page F-8

10. We note that your reorganization is "currently in process and not yet completed" In helping us better understand the nature of your financial statement presentation, please address the following comments:

                Provide us with the expected timing for completion of the reorganization. In particular, clarify if completion will occur before, at, or after effectiveness of the registration statement and/or closing of the IPO.

                Clarify whether or not the reorganization will be accounted for as a reorganization of entities under control.

                We note that the tables on pages F-8 and F-9 reflect allocations of revenues, cost of revenues and operating expenses from FGI Industries to Foremost Home, Inc. and from Foremost Worldwide Co. Ltd. to FGI International. Revise your disclosure to clearly indicate what these allocations represent. Since the totals of these allocated amounts do not equal the amounts provided on the face of your statements of income, also reconcile for us and clearly disclose what constitutes the difference. Since
              Foremost Home, Inc. appears to be a newly-created wholly-owned subsidiary of your parent, clarify why the first table appears to allocate items from, rather than to, your
              FGI Industries, Inc. subsidiary. In regards to the second table, we note that this is the sole reference to "Foremost Worldwide Co. Ltd." included in your filing.
 John Chen
FGI Industries Ltd.
June 29, 2021
Page 4

        You may contact Melissa Gilmore, Staff Accountant at (202) 551-3777 or Andrew
Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameJohn Chen                                Sincerely,
Comapany NameFGI Industries Ltd.
                                                           Division of
Corporation Finance
June 29, 2021 Page 4                                       Office of
Manufacturing
FirstName LastName